Filed pursuant to Rule 424(b)(3)

File No. 333-265070

PENDER REAL ESTATE CREDIT FUND

(the “Fund”)

I1 Class Shares

I2 Class Shares

A Class Shares

October 16, 2026

Supplement to the Prospectus and Statement of Additional Information (“SAI”),

each dated May 1, 2026

At a special shareholder meeting held on October 2, 2026, Fund shareholders of record approved certain changes to the Fund’s management and board of trustees in advance of the finalization of a strategic partnership between Pender Capital Management, LLC (“Pender”), the Fund’s current investment adviser, and American Beacon Advisors, Inc. (“AmBeacon”) (the “Transaction”).

The Transaction is expected to close in the fourth quarter of 2026 (“Closing’). There are no expected changes to the Fund’s investment objectives, principal investment strategies, portfolio management team or principal risks in connection with the Transaction.

However, the following changes are effective immediately upon Closing:

1.	The Fund’s name will be American Beacon Pender Real Estate Credit Fund.

2.	AmBeacon will serve as the Fund’s investment manager, pursuant to a new investment management agreement.

3.	Pender will serve as the Fund’s investment adviser, pursuant to a new investment advisory agreement among the Fund, Pender and AmBeacon.

4.	Eugene J. Duffy, Douglas A. Lindgren, Paul Zemsky, Janet C. Smith, Gerard J. Arpey, Gilbert G. Alvarado and Claudia A. Holz will serve as the Fund’s board of trustees.

5.	Resolute Investment Distributors, Inc. will serve as the Fund’s distributor, pursuant to a new distribution agreement.

6.	AmBeacon will serve as the Fund’s administrator.

Please retain this Supplement for future reference.